Exhibit 99.4
THIS DEBT SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE REFERRED TO ON THE REVERSE HEREOF AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE THEREOF. TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF THE DEPOSITARY OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE OR TO THE DEPOSITARY BY A NOMINEE OF THE DEPOSITARY AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.
UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”) (55 WATER STREET, NEW YORK, NEW YORK) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER ENTITY AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
Reed Elsevier Capital Inc.
7.750% Note due 2014

Principal Amount $[ • ]	No. R-[ • ] CUSIP: 758202 AF2 ISIN: US758202AF28
     Reed Elsevier Capital Inc., a corporation incorporated under the laws of the state of Delaware (herein called the “Company,” which term includes any successor corporation under the Indenture referred to below), for value received, hereby promises to pay Cede & Co., or its registered assigns, the principal sum of $[• ] dollars on January 15, 2014 (the “Stated Maturity”), and to pay interest thereon from the most recent Interest Payment Date to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for, from January 16, 2009, payable semiannually in arrears on January 15 and July 15 of each year (each an “Interest Payment Date”), commencing on July 15, 2009, and at Maturity, at the rate of 7.750% per annum, until the principal hereof is paid or duly provided for. Each payment of interest in respect of an Interest Payment Date shall include interest accrued through the day prior to such Interest Payment Date. The interest, if any, on this Debt Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name this Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest payment, which shall be the January 1 or July 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date, at the office or agency of the Company maintained for such purpose in The City of New York, New York. Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months.
     Except as otherwise provided in the Indenture, any such interest which is due and payable, but is not punctually paid or duly provided for, on any Interest Payment Date (the “Defaulted Interest”) shall cease to be payable to the registered Holder on the relevant Regular

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Record Date, and the Defaulted Interest may be paid by the Company as follows. The Company may elect to make payment of any Defaulted Interest to the Persons in whose names this Debt Security (or the respective Predecessor Security) is registered at the close of business on the Special Record Date. The Company shall notify the Trustee in writing at least 30 days prior to the date of the proposed payment of the amount of Defaulted Interest proposed to be paid on this Debt Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment. Then the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be no more than 15 days and not less than 10 days prior to the date of the proposed payment. The Trustee shall promptly notify the Company and the Principal Paying Agent of the Special Record Date and shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date to be mailed to each Holder of this Debt Security at the address as it appears in the Securities Register no less than seven days prior to such Special Record Date.
     If any Interest Payment Date, Redemption Date or Stated Maturity of this Debt Security shall not be a Business Day at any Place of Payment, then payment of principal of (and premium, if any) and interest, if any, with respect to this Debt Security need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at the Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity; provided that no interest shall accrue for the period from and after the Interest Payment Date, Redemption Date or Stated Maturity, as the case may be.
     Payment of the principal of (and premium, if any) and interest on this Debt Security at Maturity shall be made upon presentation of this Debt Security at the office or agency of the Company. Payment of the principal of (and premium, if any) and interest on this Debt Security shall be payable in immediately available funds; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear in the Securities Register or by transfer to a bank account maintained by the payee. Payment of the principal of (and premium, if any) and interest, if any, on this Debt Security, as aforesaid, shall be made in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Interest payable on any Interest Payment Date will be paid to DTC with respect to the portion of this Debt Security held for its account by Cede & Co. or a successor depositary, as the case may be, for the purpose of permitting such party to credit the interest received by it in respect of this Debt Security to the accounts of the beneficial owners hereof.
     This Debt Security is one of a duly authorized issue of senior debt securities of the Company known as the Company’s 7.750% Notes due 2014, initially in the aggregate principal amount of $550,000,000 (herein called the “Debt Securities”), issued under an Indenture dated as of May 9, 1995 (such Indenture as originally executed and delivered and hereafter supplemented or amended by Supplemental Indenture No. 1, dated as of March 6, 1998, Supplemental Indenture No. 2, dated as of June 3, 1998, the Third Supplemental Indenture, dated as of February 21, 2001, the Fourth Supplemental Indenture, dated as of July 31, 2001 and the Fifth Supplemental Indenture, dated as of January 16, 2009 together with the Board Resolutions adopted on January 14, 2009 authorizing the issuance of this Debt Security and the Officer’s Certificate, dated January 16, 2009 setting forth certain terms of this Debt Security and delivered to the Trustee by the Company pursuant to Section 301 of such Indenture, being herein called the “Indenture”) among the Company, Reed Elsevier PLC and Reed Elsevier NV, as Guarantors, The

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Bank of New York Mellon (as successor to The Chase Manhattan Bank), as trustee (herein called the “Trustee,” which term includes any other successor trustees under the Indenture), to which Indenture, all indentures supplemental thereto and all Board Resolutions and Officers’ Certificates relating thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Guarantors, the Trustee and the Holders of the Debt Securities and of the terms upon which the Debt Securities are, and are to be, authenticated and delivered. This Debt Security is subject to additional issuances as the Company may determine or as provided for in the Indenture. The acceptance of this Debt Security shall be deemed to constitute the consent and agreement of the Holder hereof to all of the terms and provisions of the Indenture. In the event of any inconsistency in the terms and provisions of the Indenture and this Debt Security, the terms and provisions of the Indenture shall prevail.
     If an Event of Default with respect to this Debt Security shall occur and be continuing, the principal of this Debt Security may be declared due and payable in the manner and with the effect provided in the Indenture.
     This Debt Security does not have the benefit of any sinking fund obligations.
     The Company’s obligations under this Debt Security and under the covenants provided in the Indenture are subject to discharge as provided in the Indenture.
     Reference is made to the further provisions of this Debt Security set forth on the reverse hereof, which provisions shall for all purposes have the same effect as if set forth at this place.
     Unless the certificate of authentication hereon has been executed by the Principal Paying Agent by manual or facsimile signature, this Debt Security and the Guarantees set forth hereon shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.
     All capitalized terms used in this Debt Security which are not defined herein shall have the meanings assigned to them in the Indenture.

     IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

REED ELSEVIER CAPITAL INC.
By:
Name:
Title:

Attested:
Name:
Title:

     This is one of the Debt Securities of the series designated in, and issued under, the Indenture described herein.
Dated:

THE BANK OF NEW YORK MELLON as Principal Paying Agent
By:
Authorized Officer

Signature Page to the 2014 Global Fixed Rate Note

Reverse of Note
Reed Elsevier Capital Inc.
7.750% Note due 2014
     Payment of Additional Amounts
     All payments of principal, premium (if any) and interest in respect of this Debt Security or the Guarantees will be made free and clear of, and without withholding or deduction for, any taxes, assessments, duties or governmental charges of whatever nature imposed, levied or collected by or within a Relevant Taxing Jurisdiction (as defined below), unless that withholding or deduction is required by law.
     If withholding or deduction is required by law, then the Company or either Guarantor, as the case may be, will pay to the Holder of this Debt Security additional amounts (“Additional Amounts”) as may be necessary in order that every net payment of principal of (and premium, if any, on) and interest, if any, on this Debt Security after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of the jurisdiction under the laws of which the Company or either Guarantor, as the case may be, is organized (or any political subdivision or taxing authority of or in that jurisdiction having power to tax), or any jurisdiction from or through which any amount is paid by the Company or either Guarantor, as the case may be (or any political subdivision or taxing authority of or in that jurisdiction having power to tax) (each a “Relevant Taxing Jurisdiction”), will not be less than the amount provided for in any Debt Security to be then due and payable; provided, however, that neither the Company nor either Guarantor, as the case may be, will be required to make any payment of Additional Amounts for or on account of:
(a)	any tax, assessment or other governmental charge which would not have been imposed but for:
(i)	the existence of any present or former connection between the Holder of this Debt Security (or between a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over that Holder, if that Holder is an estate, trust, partnership or corporation or any Person other than the Holder to which that Debt Security or any amount payable on that Debt Security is attributable for the purpose of that tax, assessment or charge) and a Relevant Taxing Jurisdiction, including without limitation, that Holder (or fiduciary, settlor, beneficiary, member, shareholder or possessor or person other than the Holder) being or having been a citizen or resident of a Relevant Taxing Jurisdiction being or having been present or engaged in a trade or business in a Relevant Taxing Jurisdiction, or having or having had a permanent establishment in a Relevant Taxing Jurisdiction; or
(ii)	the presentation of this Debt Security (where presentation is required) for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment was duly provided for, whichever occurred later, except to the extent that the Holder would have been entitled to Additional Amounts on presenting this Debt Security for payment on or before the thirtieth day;

(b)	any estate, inheritance, gift, sale, transfer or personal property tax, assessment or other governmental charge of a similar nature;
(c)	any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by that Holder or any other Person mentioned in (a) above to comply with a request of the Company or either Guarantor, as the case may be, addressed to that Holder or that other Person to provide information concerning the nationality, residence or identity of that Holder or that other Person, or to make any declaration or other similar claim or reporting requirement, which is, in either case, required by a statute, treaty or regulation of the Relevant Taxing Jurisdiction, as a precondition to exemption from or reduction of that tax, assessment or other governmental charge;
(d)	any tax, assessment or other governmental charge imposed by reason of such Holder’s past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;
(e)	any tax, assessment or other governmental charge imposed on interest received by:
(i)	a 10% shareholder (as defined in Section 871(h)(3)(B) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the regulations that may be promulgated thereunder) of the Company; or
(ii)	a controlled foreign corporation with respect to the Company within the meaning of the Code;
(f)	any tax, assessment or other governmental charge that is imposed on a payment to an individual resident of a member state of the European Union and is required to be made pursuant to any European Union directive on the taxation of savings income implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced to conform to, that directive;
(g)	any Debt Security that is presented for payment by or on behalf of an individual resident of a member state of the European Union who would be able to avoid any withholding or deduction by presenting the Debt Security to another Paying Agent in a member state of the European Union; or
(h)	any combination of items (a) through (g) above,
nor will Additional Amounts be paid with respect to:
•	any tax, assessment or governmental charge that is payable other than by deduction or withholding from payments on this Debt Security; or
•	any payment to any Holder which is a fiduciary or a partnership or other than the sole beneficial owner of this Debt Security to the extent a beneficiary or settlor with respect to that fiduciary or a member of that partnership or the beneficial owner would not have been entitled to those Additional Amounts had it been the Holder of this Debt Security.
     Optional Redemption
     This Debt Security may be redeemed, in whole or in part, at the option of the Company, at any time or from time to time, on notice given not more than 60 days, if this Debt Security is being redeemed in full, or 45 days, if this Debt Security is being redeemed in part, nor less than 30 days prior to the date of redemption at the greater of:
•	100% of the principal amount and premium, if any, together with accrued but unpaid interest, if any, to, but not including, the Redemption Date of the Debt Securities; and
•	the sum of the present values of the Remaining Scheduled Payments, discounted, on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate, plus 50 basis points.
     Tax Redemption
     This Debt Security may be redeemed, at the option of the Company in whole, but not in part, at 100% of the principal amount thereof (and premium, if any, thereon) together with accrued but unpaid interest, if any, thereon to, but not including, the Redemption Date if, as a result of any change in, or amendment to, the laws of a Relevant Taxing Jurisdiction, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction) which change, amendment, application or interpretation becomes effective on or after January 16, 2009, the Company, or either of the Guarantors, as the case may be, would, on the occasion of the next payment of principal or interest in respect of this Debt Security be obligated, in making such payment itself, to pay Additional Amounts and such obligation cannot be avoided by the Company or either of the Guarantors, individually or together, taking reasonable measures available to them.
     This Debt Security may also be redeemed, at the option of the Company in whole, but not in part, at the Special Redemption Price, if, as a result of any change in, or amendment to, the U.S. Internal Revenue Code of 1986, as amended, or any regulation or ruling thereunder or in the official interpretation thereof, which change or amendment is enacted or adopted and becomes effective on or after January 16, 2009, the deductibility of interest payments on this Debt Security or the timing thereof would be affected in any manner then adverse to the Company and such effect cannot be avoided by the Company or either Guarantor, individually or together, taking reasonable measures available to them.
     Prior to the giving of any notice of redemption of this Debt Security pursuant to the foregoing two paragraphs, the Company shall deliver to the Trustee an Opinion of Counsel to the Company and the Guarantors stating that the Company is entitled to effect such redemption, together with an Officers’ Certificate of the Company and each of the Guarantors setting forth a statement of facts showing that the conditions precedent, if any, to the right so to redeem have occurred.
     Change of Control — Offer to Repurchase Upon Change of Control Triggering Event
     If a Change of Control Triggering Event occurs, unless the Company has exercised its right to redeem this Debt Security, the Company will be required to make an offer to repurchase all, or, at the option of a Holder, any part (equal to $1,000 or an integral multiple thereof), of each Holder’s Debt Securities pursuant to the offer described below (the “Change of Control Offer”), on the terms set forth below. In the Change of Control Offer, the Company shall offer payment in cash equal to 101% of the aggregate principal amount of the Debt Securities repurchased plus accrued and unpaid interest, if any, on such Debt Securities repurchased, to the date of purchase, referred to as the Change of Control Payment. The Company shall provide the Trustee with written notification upon the occurrence of any Change of Control Triggering Event.
     Within 30 days following any Change of Control Triggering Event or, at the option of the Company, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, the Company shall give written notice to the Holders, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Debt Securities on the date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, referred to as the “Change of Control Payment Date”, pursuant to the procedures required by the Debt Securities and described in such notice.
     The notice shall, if given prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date.
     On the Change of Control Payment Date, the Company shall, to the extent lawful:
•	accept for payment all Debt Securities or portions of Debt Securities properly tendered pursuant to the Change of Control Offer;
•	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Debt Securities or portions of Debt Securities properly tendered; and
•	deliver or cause to be delivered to the Trustee the Debt Securities properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Debt Securities or portions of Debt Securities being purchased by the Company.
     The Company shall not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Debt Securities properly tendered and not withdrawn under its offer.
     If 80% or more in nominal amount of the Debt Securities then outstanding have been redeemed or purchased hereunder, the Company may, on not less than 30 or more than 60 days’ notice to the Holders given within 30 days after the Change of Control Payment Date, redeem or purchase (or procure the purchase of), at its option, the remaining Debt Securities as a whole at 101% of their principal amount plus interest accrued to but excluding the date of such redemption or purchase.
     Interest Rate Adjustment
     The interest rate payable on the Debt Securities shall be subject to adjustments from time to time if either of Moody’s or S&P or, in either case, any Substitute Rating Agency thereof, downgrades (or subsequently upgrades) the debt rating assigned to the Debt Securities in the manner described below.

     If the rating of the Debt Securities from Moody’s or any Substitute Rating Agency thereof is decreased to a rating set forth in the immediately following table, the interest rate on the Debt Securities shall increase from the interest rate payable on the Debt Securities on the date of their initial issuance by the percentage points set forth below opposite that rating.

Percentage
Moody’s Rating*	Points
Ba1	0.25
Ba2	0.50
Ba3	0.75
B1 or below	1.00

*	Including the equivalent ratings of any Substitute Rating Agency.
     If the rating of the Debt Securities from S&P or any Substitute Rating Agency thereof is decreased to a rating set forth in the immediately following table, the interest rate on the Debt Securities shall increase from the interest rate payable on the Debt Securities on the date of their initial issuance by the percentage points set forth below opposite that rating.

Percentage
S&P Rating*	Points
BB+	0.25
BB	0.50
BB-	0.75
B+ or below	1.00

*	Including the equivalent ratings of any Substitute Rating Agency.
     If at any time the interest rate on the Debt Securities has been adjusted upward and either Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof), as the case may be, subsequently increases its rating of the Debt Securities to any of the ratings set forth in the tables above, the interest rate on the Debt Securities shall be decreased such that the interest rate for the Debt Securities equals the interest rate payable on the Debt Securities on the date of their initial issuance plus the applicable percentage points set forth opposite the ratings in the tables above in effect immediately following the increase. If Moody’s or any Substitute Rating Agency thereof subsequently increases its rating of the Debt Securities to Baa3 (or its equivalent, in the case of a Substitute Rating Agency) or higher and S&P or any Substitute Rating Agency thereof increases its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the Debt Securities shall be decreased to the interest rate payable on the Debt Securities on their initial issuance date.
     Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, any Substitute Rating Agency thereof), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate on the Debt Securities be reduced to below the interest rate payable on the Debt Securities on their initial issuance date or (2) the total increase in the interest rate on the Debt Securities exceed 2.00 percentage points above the interest rate payable on the Debt Securities on their initial issuance date.
     No adjustments in the interest rate of the Debt Securities shall be made solely as a result of a Rating Agency ceasing to provide a rating of Debt Securities. If at any time fewer than two

Rating Agencies provide a rating of the Debt Securities for a reason beyond the Company’s control, the Company shall use its commercially reasonable efforts to obtain a rating of the Debt Securities from a Substitute Rating Agency, to the extent one exists, and if a Substitute Rating Agency exists, for purposes of determining any increase or decrease in the interest rate on the Debt Securities pursuant to the tables above (a) such Substitute Rating Agency shall be substituted for the last Rating Agency to provide a rating of the Debt Securities but which has since ceased to provide such rating, (b) the relative ratings scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt shall be determined in good faith by an independent investment banking institution of national standing appointed by the Company, and for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings shall be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on the Debt Securities shall increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the Debt Securities on their initial issuance date plus the appropriate percentage points, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage points resulting from a decreased rating by the other Rating Agency).
     For so long as only one Rating Agency provides a rating of the Debt Securities, any subsequent increase or decrease in the interest rate of Debt Securities necessitated by a reduction or increase in the rating by such Rating Agency shall be twice the percentage points set forth in the applicable table above. For so long as no Rating Agency provides a rating of the Debt Securities, the interest rate on the Debt Securities shall increase to, or remain at, as the case may be, 2.00 percentage points above the interest rate payable on the Debt Securities on their initial issuance date.
     The interest rate on the Debt Securities shall permanently cease to be subject to any adjustment described in this Section (notwithstanding any subsequent decrease in the ratings by either or both Rating Agencies) if the Debt Securities become rated A3 and A— (or its equivalent, in the case of a Substitute Rating Agency) or higher by Moody’s and S&P, respectively (or, in either case, any Substitute Rating Agency thereof), or one of these ratings if the Debt Securities are only rated by one Rating Agency.
     Any interest rate increase or decrease described in this Section shall take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate. If Moody’s or S&P or any Substitute Rating Agency thereof changes its rating of the Debt Securities more than once during any particular interest period, the last change by such agency during such period shall control for purposes of any interest rate increase or decrease with respect to the Debt Securities relating to such Rating Agency’s action.
     If the interest rate payable on the Debt Securities is increased as described above, the term “interest,” as used with respect to the Debt Securities, shall be deemed to include any such additional interest unless the context otherwise requires.
     The Company shall deliver to the Trustee, and the Principal Paying Agent, if the Trustee shall not then be acting as the Principal Paying Agent, within ten calendar days after either Moody’s or S&P or any Substitute Rating Agency thereof downgrades, or subsequently upgrades, the rating assigned to the Debt Securities as described by this Section, written notice stating (i) that the rating downgrade, or subsequent upgrade, as the case may be, has occurred and (ii) the current rating or ratings upon which the interest rate payable on the Debt Securities shall be based.

     General
     The Indenture permits, with certain exceptions as thereby provided, the Trustee to enter into one or more supplemental indentures for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or of modifying in any manner the rights of the Holders of Debt Securities, in any such case, with the consent of the Holders of not less than a majority in aggregate principal amount of all Outstanding Debt Securities affected by such supplemental indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each of the Outstanding Debt Securities affected thereby, affect certain rights of such Holders as more fully described in the Indenture.
     No reference herein to the Indenture and no provision of this Debt Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest, if any, on this Debt Security at the times, place and rate, in the coin or currency, and in the manner, herein prescribed.
     These Debt Securities are issuable only in registered form, without coupons, in denominations of $1,000, and in book-entry form.
     Initially, The Bank of New York Mellon will be the Security Registrar, Principal Paying Agent and Transfer Agent for this Debt Security. The Company reserves the right at any time to remove any Paying Agent, Transfer Agent or Security Registrar without notice, to appoint additional or other Paying Agents, other Transfer Agents and other Security Registrars without notice and to approve any change in the office through which any Paying Agent, Transfer Agent or Security Registrar acts. None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in this Debt Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee, or any agent of the Company or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by any depositary, as a Holder, with respect to this Debt Security in global form or impair, as between such depositary and owners of beneficial interests in such global Debt Security, the operation of customary practices governing the exercise of the rights of such depositary (or its nominee) as Holder of such global Debt Security.
     THE INDENTURE AND THE DEBT SECURITIES AND THE GUARANTEES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
     No recourse shall be had for the payment of the principal of (or premium, if any, on), or interest, if any, on this Debt Security or the Guarantees, as the case may be, or for any claim based thereon, or upon any obligation, covenant or agreement under the Indenture or any indenture supplemental thereto, or any Debt Security, or because of any indebtedness evidenced thereby, against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or either Guarantor or of any predecessor or successor corporation of the Company or such Guarantor, either directly or indirectly through the Company or such Guarantor or any predecessor or successor corporation of the Company or such Guarantor, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise; it being expressly agreed and understood that under the Indenture, this Debt Security and the Guarantees are solely corporate obligations, and that no personal liability whatsoever shall attach to, or is incurred by, any incorporator, stockholder, officer or director, past, present or future, of the Company or such Guarantor or of any predecessor or successor corporation of the Company or such Guarantor, either directly or indirectly through the Company or such Guarantor or any predecessor or successor corporation of the Company or such Guarantor, because this Debt Security hereby authorized or under or by reason of any of the obligations, covenants or agreements contained in the Indenture or this Debt Security or the Guarantees, or to be implied herefrom or therefrom; and that all such personal liability is hereby expressly released and waived as a condition of, and as part of the consideration for, the execution of the Indenture and the issuance of the Debt Securities and the Guarantees.
     Definitions
     All capitalized terms used in this Debt Security which are not defined herein shall have the meanings assigned to them in the Indenture.
     “Business Day” means any day other than a Saturday or Sunday or any other day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and any London banking day.
     “Change of Control” means the occurrence of any of the following: (1) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section l3(d)(3) of the Exchange Act) (other than a Guarantor) acquires shares in each Guarantor to which attach more than 50% of the voting rights attaching to the entire issued share capital of that Guarantor; provided that a Change of Control shall be deemed not to have occurred if one or more new holding companies acquires the entire issued share capital of each of the Guarantors and (A) such holding company (or companies) has (or have, as the case may be) substantially the same shareholders as each of the Guarantors and those shareholders acquired the shares in the holding company (or companies) in substantially the same proportions as they hold shares in the relevant Guarantor(s) prior to the holding company (or companies) so acquiring the share capital of each of the Guarantors and (B) each of the Guarantors is a wholly owned (directly or indirectly) subsidiary of such holding company (or companies); (2) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of the assets of the subsidiaries and joint ventures of the Guarantors, taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) (other than an affiliate of either of the Guarantors); (3) the first day on which a majority of the members of the Boards of Directors of each Guarantor are not Continuing Directors; or (4) the adoption of a plan relating to the liquidation or dissolution of either Guarantor other than a plan pursuant to which one or more new holding companies is created to hold the assets and liabilities of the relevant Guarantor(s) and such holding company (or companies) has (or have, as the case may be) substantially the same shareholders as the relevant Guarantor(s) and those shareholders acquired the shares in the holding company (or companies) in substantially the same proportions as they hold shares in the relevant Guarantor(s) prior to the holding company (or companies) so acquiring the share capital of each of the Guarantors.
     “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.
     “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debt Securities to be redeemed.

     “Comparable Treasury Price” means with respect to any Redemption Date for the Debt Securities:
•	the average of four Reference U.S. Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest of such Reference U.S. Treasury Dealer Quotations; or
•	if the Trustee obtains fewer than four Reference U.S. Treasury Dealer Quotations, the average of all quotations obtained by the Trustee.
     “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of any Guarantor who (1) was a member of such Board of Directors on the date of the issuance of the Debt Securities; or (2) was nominated for election, elected or appointed to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the proxy statement of the Guarantor for which such member was named as a nominee for election as a director).
     “Fitch” means Fitch Ratings Ltd and its successors.
     “Independent Investment Banker” means one of the Reference U.S. Treasury Dealers, to be appointed by the Company in its sole discretion.
     “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any Substitute Rating Agency or Rating Agencies selected by the Company.
     “Moody’s” means Moody’s Investors Service, Inc and its successors.
     “Rating Agencies” means (a) each of Moody’s, S&P and Fitch; and (b) if any of the Rating Agencies ceases to rate the Debt Securities or fails to make a rating of the Debt Securities publicly available for reasons outside of the Company’s control, a Substitute Rating Agency.
     “Rating Event” means the rating on the Debt Securities is lowered by each of the Rating Agencies and the Debt Securities are rated below an Investment Grade Rating by each of the Rating Agencies on any day during the period commencing 60 days prior to the first public announcement of any Change of Control and ending 60 days following the consummation of such Change of Control (which 60-day period shall be extended following consummation of a Change of Control for so long as the rating of the Debt Securities is under publicly announced consideration for a possible downgrade by any Rating Agencies).
     “Redemption Premium” means the amount (but not less than zero) obtained by subtracting:
•	the aggregate amount of the principal being redeemed on the Redemption Date with respect to this Debt Security from:
•	the sum of the present values of the Remaining Scheduled Payments, discounted on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate.

     “Reference U.S. Treasury Dealer” means each of Barclays Capital Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer, referred to here as a “Primary Treasury Dealer,” the Company will substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.
     “Reference U.S. Treasury Dealer Quotations” means, with respect to each Reference U.S. Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference U.S. Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such Redemption Date.
     “Remaining Scheduled Payments” means, with respect to the Debt Security to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related Redemption Date but for such redemption; provided, however, that, if such Redemption Date is not an Interest Payment Date with respect to such Debt Security, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by that amount of interest accrued thereon to such Redemption Date.
     “Special Redemption Price” means the principal amount of the Debt Security to be redeemed, plus accrued and unpaid interest to, but not including, the Redemption Date, plus the Redemption Premium.
     “S&P” means Standard & Poor’s Rating Services and its successors.
     “Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of the Board of Directors of each Guarantor) as a replacement for Moody’s, S&P or Fitch, or some or all of them, as the case may be, in accordance with the definition of “Rating Agencies.”
     “Treasury Rate” means, with respect to any Redemption Date for the Debt Securities the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.
The Treasury Rate will be calculated on the third business day preceding the Redemption Date.

GUARANTEES
     FOR VALUE RECEIVED, Reed Elsevier PLC, a public limited company incorporated in England (“Reed Elsevier PLC”), and Reed Elsevier NV, a public company with limited liability incorporated under the laws of The Netherlands (“Reed Elsevier NV”) (each of Reed Elsevier PLC and Reed Elsevier NV a “Guarantor” and collectively, the “Guarantors”) hereby jointly and severally unconditionally and irrevocably guarantee to each Holder due and punctual payment of the principal of (and premium, if any) and interest, if any, on this Debt Security (including any Additional Amounts payable in accordance with the terms of this Debt Security and the Indenture), whether at the Stated Maturity, by declaration of acceleration, call for redemption, repayment at the option of the Holder or otherwise, in accordance with the terms of this Debt Security and of the Indenture. In case of failure of the Company punctually to make any such payment of principal (or premium, if any) or interest, if any (including any Additional Amounts), each of the Guarantors hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption, repayment at the option of the Holder or otherwise, and as if such payment were made by the Company.
     Each of the Guarantors hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of the validity, regularity or enforceability of this Debt Security or the Indenture, the absence of any action to enforce the same, any waiver or consent by the Holder of this Debt Security or by the Trustee or the Principal Paying Agent with respect to any provisions of this Debt Security or the Indenture, any release of any other guarantor, the recovery of any judgment against the Company or any action to enforce the same or any other circumstances which might otherwise constitute a legal or equitable discharge or defense of any Guarantor. Each Guarantor hereby waives the benefit of diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, protest or notice with respect to any Debt Security and all demands whatsoever, and covenants that its Guarantees will not be discharged except by complete performance of all of the obligations of such Guarantor contained in the Indenture and this Debt Security and in the Guarantees. If the Trustee or the Holder of any Debt Security is required by any court or otherwise to return (and does so return) to the Company or to any Guarantor, or any custodian, receiver, liquidator, trustee, sequestrator or other similar official acting in relation to the Company or such Guarantor, any amount paid to the Trustee or such Holder in respect of that Debt Security or the Guarantees, to the extent theretofore discharged, shall be reinstated in full force and effect. Each Guarantor further agrees, to the fullest extent that it lawfully may do so, that, as between it, on the one hand, and the Holder of this Debt Security and the Trustee, on the other hand, the Maturity of the obligations guaranteed hereby may be accelerated as provided in Article Five of the Indenture for the purposes of these Guarantees, notwithstanding any stay, injunction or other prohibition extant under any applicable Bankruptcy Law preventing such acceleration in respect of the obligations guaranteed hereby.
     The Guarantees of each Guarantor constitute direct, unconditional, unsubordinated and (except as provided in the Indenture) unsecured obligations of each Guarantor without preference among themselves and will rank at least equally with all other unsecured and unsubordinated obligations of the Guarantor (including unsecured and unsubordinated guarantees by such Guarantor of Indebtedness of others), subject, in the event of insolvency, to laws of general applicability relating to or affecting creditors’ rights. Each of the Guarantors hereby agrees that its obligations hereunder may be enforced against either of the Guarantors, in the event of a default in payment with respect to this Debt Security by the Company, without making prior demand upon or seeking to enforce remedies against the Company, the other Guarantors or other persons.
     Each Guarantor shall be subrogated to all rights of the Holder of this Debt Security against the Company in respect of any amounts paid to such Holder by such Guarantor pursuant to these Guarantees; provided, however, that no Guarantor shall be entitled to enforce or to receive any payments arising out of, or based upon, such right of subrogation until the principal of (and premium, if any) and interest, if any, on this Debt Security shall have been paid in full.
     The Holder of the Debt Security on which these Guarantees are endorsed is entitled to the further benefits relating thereto set forth in the Debt Security and the Indenture. No reference herein to the Indenture and no provision of these Guarantees or of the Indenture shall alter or impair the Guarantee of any Guarantor, which is absolute and unconditional, of the due and punctual payment of the principal of (and premium, if any) and interest, if any, and Additional Amounts, if any, on the Debt Security upon which these Guarantees are endorsed.
     REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THESE GUARANTEES SET FORTH IN SAID DEBT SECURITY AND IN THE INDENTURE, WHICH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS IF SET FORTH AT THIS PLACE.
     These Guarantees shall not be valid or obligatory for any purpose until the certificate of authentication on the within Debt Security has been executed by the principal Paying Agent, directly or through an Authenticating Agent, by manual or facsimile signature of an authorized signatory.
     All capitalized terms used in these Guarantees which are not defined herein shall have the meanings assigned to them in the Indenture.

     IN WITNESS WHEREOF, each Guarantor has caused this instrument to be duly executed.
Dated:

REED ELSEVIER PLC
By:
Name:	Mark Armour
Title:	Chief Financial Officer

Attested:
Name:	Stephen Cowden
Title:	Company Secretary

REED ELSEVIER NV
By:
Name:	Mark Armour
Title:	Chief Financial Officer

Attested:
Name:	Jans van der Woude
Title:	Secretary

Signature Page to Guarantees to the 2014 Global Fixed Rate Note